UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 18, 2020

NTN BUZZTIME, INC.

(Exact name of registrant as specified in charter)

Delaware	001-11460	31-1103425
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6965 El Camino Real, Suite 105-Box 517
Carlsbad, California	92009
(Address of principal executive offices)	(Zip Code)

(760) 438-7400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTN	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.[  ]

Item 1.01	Entry into a Material Definitive Agreement.

Asset Purchase Agreement

As previously announced, NTN Buzztime, Inc. (“NTN”), entered into an agreement and plan of merger and reorganization (the “Merger Agreement”) with Brooklyn Immunotherapeutics LLC (“Brooklyn”) on August 12, 2020, pursuant to which, subject to the terms and conditions thereof, a wholly-owned subsidiary of NTN will be merged with and into Brooklyn (the “Merger”), with Brooklyn surviving the Merger as a wholly-owned subsidiary of NTN.

When NTN announced the signing of the Merger Agreement, NTN also announced that it was continuing to explore the sale of substantially all of the assets relating to its current business to provide additional capital and allow the combined company following the closing of the Merger, if it closes, to be in a position to focus exclusively on Brooklyn’s business.

On September 18, 2020 (the “Execution Date”), NTN and eGames.com Holdings LLC (“eGames.com”) entered into an asset purchase agreement (the “APA”) pursuant to which, subject to the terms and conditions thereof, NTN will sell and assign (the “Asset Sale”) all of its right, title and interest in and to the assets relating to its current business (the “Purchased Assets”) to eGames.com. The Purchased Assets comprise substantially all of NTN’s assets as of the Execution Date. At the closing of the Asset Sale (the “Closing”), in addition to assuming the Assumed Liabilities (as defined in the APA), eGames.com will pay NTN $2.0 million in cash. In connection with entering into the APA, the sole owner of eGames.com absolutely, unconditionally and irrevocably guaranteed to NTN the full and prompt payment when due of any and all amounts, from time to time, payable by eGames.com under the APA.

On the Execution Date, an affiliate of eGames.com loaned $1,000,000 to NTN evidenced by a promissory note, which will be applied toward the purchase price at the Closing (see “Bridge Loan,” below).

The APA contains customary representations, warranties and covenants made by the parties, including covenants relating to both parties using their efforts to cause the transactions contemplated by the APA to be satisfied, and covenants regarding the conduct of NTN’s business between the Execution Date and the Closing.

Unless the parties to the APA agree to an earlier date, the Closing is expected to occur as promptly as practicable after the conditions to closing in the APA are satisfied or waived, and, if the conditions to closing the Merger are satisfied or waived, immediately prior to the closing of the Merger.

The Closing is subject to the satisfaction or waiver of certain closing conditions, including NTN obtaining, as required by Delaware law, the approval of the Asset Sale by the holders of a majority of the outstanding shares of common stock of NTN entitled to vote thereon. Each party’s obligation to close the Asset Sale is also subject to other specified customary conditions, including (1) the representations and warranties of the other party being true and correct (subject to certain materiality qualifications, including qualifications with respect to a Material Adverse Effect (as defined in the APA)), and (2) the performance in all material respects by the other party of its covenants and agreements in the APA required to be performed on or before the Closing.

Under the terms of the APA, NTN is required to file a proxy or registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to solicit the stockholder approval described above. NTN intends to satisfy this requirement by filing a registration statement on Form S-4 with the SEC to register the shares of its common stock issuable pursuant to the Merger Agreement, which will constitute a prospectus of NTN and proxy statement of NTN with respect to the special meeting of stockholders at which the Asset Sale, the Merger and other proposals will be submitted to NTN’s stockholders for approval.

Pursuant to the APA, NTN may not, among other things, solicit proposals relating to alternative transactions or enter into discussions concerning or provide confidential information in connection with alternative transactions (with an exception related to the Merger) until the earlier of the termination of the APA and the Closing. These restrictions are subject to a “fiduciary out” provision that allows NTN under certain limited circumstances to furnish confidential information to, enter into discussions and negotiations with, and enter into an alternative transaction with a third party and/or to make a recommendation change adverse to the Asset Sale, which may result in payment of the termination fee described below.

NTN will be obligated to indemnify eGames.com against specified losses that eGames.com may incur following the Closing, subject to the terms of the APA, including certain thresholds and caps on liability, and $100,000 will be deposited into an escrow account to secure any such indemnification claims.

The APA contains certain termination rights for each party, including that either party may terminate the APA if the asset sale has not been consummated by December 31, 2020, subject to extension under specified circumstances. The APA also provides that, upon the termination of the APA under specified circumstances, NTN will pay eGames.com a $275,000 termination fee.

As an inducement to eGames.com to enter into the APA, eGames.com required that, contingent and effective upon the Closing, Allen Wolff, NTN’s Chief Executive Officer, become the Chief Executive Officer of eGames.com, and that his employment as NTN’s Chief Executive Officer terminate. Mr. Wolff entered into an employment agreement with eGames.com on September 18, 2020, the effectiveness of which is contingent upon the Closing. The board of directors of NTN and its strategic committee were made aware of the material terms of Mr. Wolff’s employment agreement with eGames.com and considered them before approving the APA and the transactions contemplated thereby. Neither the board of directors of NTN, nor its strategic committee, nor any advisor to NTN, was involved in the negotiations regarding the terms of Mr. Wolff’s employment with eGames.com.

Under the terms of the APA, eGames.com may make offers of employment to other of NTN’s employees selected by them, provided that any employment offers made to NTN employees must (1) have terms regarding compensation and employee benefits that meet the standards specified in the APA, which, among other things, require that the employment offers provide the offered employee with a base salary or wage rate that is no less favorable than the base salary or wage rate for such employee immediately before the Execution Date, and employee benefits that are no less favorable, in the aggregate, than for similarly situated employees of eGames.com, and (2) be effective subject to and upon the occurrence of the Closing.

Bridge Loan

In connection with the APA, on September 18, 2020, NTN issued to Fertilemind Management, LLC, an affiliate of eGames.com, an unsecured promissory note (“Note”) in the principal amount of $1,000,000, evidencing a $1,000,000 loan received from Fertilemind Management, LLC on behalf of eGames.com. NTN may use the loan proceeds for, among other things, the payment of obligations related to the transactions contemplated by the APA and the Merger and other general working capital purposes. The principal amount accrues interest at rate of 8% per annum (increasing to 15% per annum upon the occurrence of an event of default), compounded annually. The principal amount of the Note and accrued interest thereon is due and payable upon the earlier of (i) the termination of the APA, (ii) the closing of a Business Combination (as defined in the Note), and (iii) December 31, 2020. Upon the Closing of the Asset Sale, the outstanding principal amount of the Note and all accrued and unpaid interest thereon will be applied against the purchase price under the APA, and the Note will be extinguished.

All of NTN’s obligations under the Note are subordinate to the indebtedness and all other obligations owed by NTN to Avidbank including under the loan and security agreement, dated as of September 28, 2018 and as amended from time to time, between NTN and Avidbank.

The Note includes customary events of default, including if any portion of the Note is not paid when due; if NTN defaults in the performance of any other material term, agreement, covenant or condition of the Note, subject to a cure period; if any final judgment for the payment of money is rendered against NTN and NTN does not discharge the same or cause it to be discharged or vacated within 90 days; if NTN makes an assignment for the benefit of creditors, if NTN generally does not pay its debts as they become due; if a receiver, liquidator or trustee of NTN is appointed, or if NTN is adjudicated a bankrupt or insolvent. In the event of an event of default, the Note will accelerate and become immediately due and payable at the option of the holder.

The foregoing descriptions of the APA, the personal guaranty, and the Note do not purport to be complete and are qualified in their entirety by the full text of the APA, the personal guaranty, and the Note, copies of which are filed as exhibits to this report and are incorporated by reference herein. The APA has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about NTN or eGames.com or otherwise to modify or supplement any factual disclosures about NTN or eGames.com in their respective reports filed with the SEC. The representations, warranties and covenants of each party in the APA have been made only for the purposes of, and were and are solely for the benefit of the parties to, the APA, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to SEC filings, and may have been used for purposes of allocating risk among the parties. Certain of the exhibits and schedules that are a part of the APA are not being filed and contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants in the APA. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information reported in Item 1.01 above regarding the Note is incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) The information reported in Item 1.01 above regarding Mr. Wolff’s anticipated employment as the Chief Executive Officer of eGames.com and the related termination of Mr. Wolff’s employment at NTN, in each case contingent and effective upon the Closing, is incorporated by reference herein.

(e) On September 18, 2020, NTN and Mr. Wolff entered into an amendment to his employment agreement. Under the terms of the amendment, if Mr. Wolff is continuously employed by NTN through the consummation of a change in control (as defined in his employment agreement) and such transaction is consummated before March 31, 2021 (a “Qualifying CiC”), then he is eligible to receive a cash bonus of $162,500, subject to tax withholding and other authorized deductions and subject to Mr. Wolff delivering a general release of claims in favor of NTN, and NTN will pay his COBRA premiums for up to six months following the termination of his employment with NTN or, if earlier, until he becomes eligible for medical insurance coverage in connection with new employment. Mr. Wolff agreed that he will not be eligible for his severance payments or benefits under the terms of his employment agreement upon the consummation of a Qualifying CiC because his employment with NTN will automatically terminate upon the consummation of such Qualifying CiC due to his resignation without good reason (as defined in his employment agreement).

The foregoing description of the amendment to Mr. Wolff’s employment agreement does not purport to be complete and is qualified in its entirety by the full text of such amendment, a copy of which is filed as an exhibit to this report and are incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On September 18, 2020, NTN issued a press release relating to the signing of the APA, a copy of which is attached as Exhibit 99.1 to this report and is incorporated by reference herein.

On September 18, 2020, NTN issued three separate question and answer sheets, one for each of its employees, vendors and customers and players, in connection with the matters described in Item 1.01, copies of which are attached as Exhibits 99.2, 99.3, and 99.4, respectively, to this report and are incorporated by reference herein.

By furnishing the information in this Item 7.01 and Exhibits 99.1, 99.2, 99.3, and 99.4 hereto, NTN makes no admission as to the materiality of any information in this report. The information contained in this Item 7.01 and Exhibits 99.1, 99.2, 99.3, and 99.4 hereto is intended to be considered in the context of NTN’s filings with the SEC and other public announcements that NTN makes, by press release or otherwise, from time to time. NTN undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information furnished pursuant to this Item 7.01 and Exhibits 99.1, 99.2, 99.3, and 99.4 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

* * * * * * * * * * * * * *

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Merger and Asset Sale, NTN intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement and a prospectus of NTN and a consent solicitation statement of Brooklyn, which proxy statement/prospectus/consent solicitation statement will be mailed or otherwise disseminated to NTN stockholders and the beneficial holders of Brooklyn’s Class A membership units if and when it becomes available. INVESTORS AND SECURITY HOLDERS OF NTN AND BROOKLYN ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NTN, BROOKLYN, THE PROPOSED MERGER AND ASSET SALE, AND RELATED MATTERS. The proxy statement/prospectus/consent solicitation statement and other relevant materials (when they become available) and any other documents filed by NTN with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by NTN by directing a written request to: NTN Buzztime, Inc., 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009. Investors and security holders are urged to read the proxy statement/prospectus/consent solicitation statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger and Asset Sale.

Participants in the Solicitation

NTN and its directors, executive officers and certain other members of management and employees, Brooklyn and its managers and officers and eGames.com and its managers and officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of NTN with respect to the proposed Merger and Asset Sale and related matters. Information about the directors and executive officers of NTN, including their ownership of shares of common stock is set forth in NTN’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 19, 2020, as amended on April 27, 2020 (the “2019 Annual Report”). To the extent that holdings of NTN’s securities have changed since the amounts printed in the 2019 Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from NTN stockholders, including a description of their interests in the proposed Merger and Asset Sale, by security holdings or otherwise, will be included in the proxy statement/prospectus/consent solicitation statement and other relevant documents to be filed with the SEC when they become available. As described above, these documents will be available free of charge at the SEC’s website or by directing a written request to NTN. Neither the managers or officers of Brooklyn nor the managers or officers of eGames.com currently hold any interests, by security holdings or otherwise, in NTN.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are any statements that are not statements of historical fact and may be identified by terminology such as “expect,” “intend,” “plan,” “believe,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “contemplate,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other similar words. These forward-looking statements include, but are not limited to, statements concerning: completion of the proposed Merger and Asset Sale and the anticipated timing thereof and potential management changes following the Asset Sale. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

Actual results could differ materially from those stated or implied in any forward-looking statement as a result of various factors, including, but not limited to: (i) risks that the conditions to the closing of the proposed Merger and/or Asset Sale are not satisfied, including the failure of NTN and Brooklyn to timely obtain the requisite stockholder and member approvals for the Merger and/or Asset Sale and related matters or to meet the net cash and capitalization requirements under the Merger Agreement, as applicable; (ii) uncertainties as to the timing of the consummation of the proposed Merger and Asset Sale and the ability of each party to consummate the proposed Merger and Asset Sale; (iii) risks related to NTN’s and Brooklyn’s ability to manage their respective operating expenses and expenses associated with the proposed Merger and Asset Sale, as applicable, pending closing of the Merger; (iv) the risk that, as a result of adjustments to the exchange ratio, NTN stockholders and Brooklyn members could own more or less of the combined company than is currently anticipated; (v) NTN’s continued listing on the NYSE American; (vi) uncertainties related to the impact of the COVID-19 pandemic on the business and financial condition of NTN, Brooklyn and the combined company and the ability of NTN and Brooklyn to consummate the Merger and NTN and eGames.com to consummate the Asset Sale; (vii) NTN’s ability to continue to operate as a going concern if the proposed Merger or Asset Sale is not consummated in a timely manner, or at all; (viii) Brooklyn’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; (ix) Brooklyn’s ability to successfully progress research and development efforts after the Merger, including its manufacturing development efforts, and to create effective, commercially-viable products; (x) the success of Brooklyn’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere; (xi) the outcome of any legal proceedings that may be instituted against NTN, Brooklyn, eGames.com or others related to the Merger Agreement or the APA, as applicable; (xii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of either or both of those agreements; (xiii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger or Asset Sale; and (xiv) those risks and uncertainties discussed in NTN’s reports filed with the SEC, including its 2019 Annual Report, its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as other documents that may be filed by NTN from time to time with the SEC available at www.sec.gov.

You should not rely upon forward-looking statements as predictions of future events. NTN cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication speak only as of the date on which they were made. NTN does not undertake any obligation to update the forward-looking statements contained herein to reflect events that occur or circumstances that exist after the date hereof, except as may be required by applicable law or regulation.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

2.1*	Asset Purchase Agreement dated September 18, 2020 by and between NTN Buzztime, Inc. and eGames.com Holdings LLC.
10.1	8% Promissory Note issued by NTN Buzztime, Inc. on September 18, 2020
10.2	Amendment #4 to Employment Agreement made and entered into as of September 18, 2020 between NTN Buzztime, Inc. and Allen Wolff
10.3	Guaranty by Aram Fuchs in favor of NTN Buzztime, Inc.
99.1**	Press release issued by NTN Buzztime, Inc. on September 18, 2020
99.2**	Question and answer sheets for employees dated September 18, 2020
99.3**	Question and answer sheets for vendors dated September 18, 2020
99.4**	Question and answer sheets for customers & players dated September 18, 2020

*	All schedules and exhibits to this agreement have been omitted pursuant Instruction 4 of Item 1.01 of Form 8-K and Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC or its staff upon request.
**	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NTN BUZZTIME, INC.

Date: September 18, 2020	By:	/s/ Sandra Gurrola
Sandra Gurrola
Sr. Vice President of Finance